UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ournett Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

68988U106

(CUSIP Number)

March 18, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 4 Pages

CUSIP No.: 68988U106	Page 2 of 4 Pages

1.	Names of Reporting Persons. Pablo Alonso
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	11,979,000
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	11,979,000
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,979,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.2%
12.	Type of Reporting Person: IN

Page 3 of 4 Pages

Item 1(a).	Name of Issuer:

Ournett Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

122 East 42nd Street, New York, New York 10168

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following person : Pablo Alonso

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The residential address of Mr. Alonso is Calle Ordonio, N11, 4F, Leon 24001, Spain.

Item 2(c).	Citizenship:

Mr. Alonso is a citizen of Spain.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

68988U106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of November 17, 2014, Mr. Pablo Alonso may be deemed the beneficial owner of 11,979,000 shares of Common Stock.

Item 4(b)	Percent of Class:

As of November 17, 2014, Mr. Pablo Alonso may be deemed the beneficial owner of 29.2% of the shares of Common Stock outstanding (The beneficial ownership percentage is based on a total of 41,062,440 shares of Common Stock outstanding as of August 12, 2014, according to the Issuer’s quarterly report on Form 10-Q, filed on August 19, 2014).

Page 4 of 4 Pages

Item 4(c)	Number of Shares of which such person has:

Pablo Alonso

(i) Sole power to vote or direct the vote:	11,979,000

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	11,979,000

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2014

/s/ Pablo Alonso
Pablo Alonso